Exhibit 99.30

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Updated Preliminary Feasibility Study
and Improved Economics for Sheep Mountain Project

Toronto, Ontario – March 1, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has completed an update to the Preliminary Feasibility Study (PFS), originally reported by the Company’s wholly owned subsidiary Titan Uranium on April 12, 2010, for Energy Fuels’ 100% owned Sheep Mountain uranium project in Fremont County, Wyoming. All currency amounts reported in this release are quoted in US dollars.

Under the updated PFS, the scenario with the best economics for the Sheep Mountain Project is the concurrent development of both the underground and open pit deposits. This option generates a pre-tax Internal Rate of Return (IRR) of 42%, with a Net Present Value (NPV) of $201 million at a 7% discount rate, and an NPV of $146 million at a 10% discount rate. Initial CAPEX for this option is $109 million.

Capital considerations could result in Energy Fuels modifying the plan that produces the highest IRR in favor of an alternative that initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. This alternative would require a much reduced initial capital investment of $61 million while still providing positive cash flow; and would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

The update to the study was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the original PFS.

Steve Antony, President and CEO of Energy Fuels stated, “The results of this updated PFS confirm our view that Sheep Mountain can be a highly productive and profitable project. These economic results are compelling, even in today’s uranium marketplace, and validate the assessment that led to Energy Fuels’ acquisition of Titan Uranium. We are prepared to continue the Sheep Mountain permitting effort to bring the project online as a producing, conventional uranium mine as quickly as possible to monetize these returns for our shareholders.”

Highlights for the most favorable scenario include:

  PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. U3O8

  The financial model is based on a long term uranium price of $65.00/lb. based on historical average prices over the last three years, and supported by published reports of securities analysts.

  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8, containing 18,365,000 lbs. eU3O8, compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3O8, containing 14,186,000 lbs. eU3O8; an increase of 29.6% in Probable Mineral Reserve over the previous PFS.

  Initial mine life: 15 years, compared to the originally reported 11 years.

  Open pit stripping ratio: 8.1 Bank Cubic Yards per pound mined.

  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;

  Estimated operating cost: $32.31 per pound recovered, as compared to the originally reported $28.67 per pound recovered;

  Estimated pre-tax Net Present Value (NPV) at a 7% discount rate: $201 million, as compared to the originally reported $101 million;

  Estimated pre-tax Internal Rate of Return (IRR): 42%, as compared to the originally reported 25%

  Estimated pre-tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate

Pre-tax NPV and IRR Sensitivities:

Alternative 1 - Open Pit and Underground
Common Start
	Selling Price (USD/pound)
Discount Rate	$60	$65	$70
NPV 5% (Million $)	$202	$249	$296
NPV 7% (Million $)	$161	$201	$240
NPV 10% (Million $)	$115	$146	$176
Pre-Tax IRR	36%	42%	48%

In summary, the primary changes in the updated PFS resulting in these much improved economics are:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve
  Average grade for the project increased by 11%, from 0.111% to 0.123%

These results update an original Preliminary Feasibility Study prepared by BRS, Inc. on April 8, 2010. An updated Preliminary Feasibility Study supporting these results will be filed on SEDAR within 45 days of this release.

Douglas L. Beahm, PE, PG and Registered Member of the SME, Principal Engineer of BRS, Inc. is an independent Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the content of this press release.

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com